NEWS RELEASE

Travelers Announces Risk Control Initiative with Current Technology’s Celevoke

Travelers’ Customers to Receive Discount on Celevoke’s Proprietary GPS Tracking Systems and Services

VANCOUVER, British Columbia – April 2, 2008 – Current Technology Corporation (OTCBB: CRTCF) is pleased to report the Travelers Inland unit of The Travelers Companies, Inc. yesterday announced an innovative risk control initiative with Current Technology’s Texas-based Celevoke, Inc. (“Celevoke”) that will allow Travelers customers the ability to purchase Celevoke’s LunarEYE Wireless Asset Tracking and Control systems at a discount. Recognizing that stolen equipment causes costly delays and increased losses, Travelers Inland is pleased to be working with Celevoke to help reduce the likelihood and severity of losses for Travelers’ insureds. Increased security measures, such as asset tracking, protect the insureds’ significant investment in construction and other heavy equipment key to their operations.

“Travelers Inland is well aware that theft is a regular occurrence that plagues heavy equipment owners and trucking companies across the country,” said Joseph Tracy, Chief Underwriting Officer, Travelers Inland. “We are excited to work with Celevoke, as we see significant value and risk control benefits in the equipment recovery and management systems offered by the LunarEYE system.”

“Working with Travelers is a significant development for our company and we look forward to assisting Travelers and its insureds in reducing theft losses,” said Chuck Allen, Chief Executive Officer, Celevoke. “As a leader in GPS tracking and asset recovery, it is important that we align ourselves with companies that understand our products and services and the benefits that we can bring to them and their customer base.”

Additionally, Celevoke will develop a secure Website that will allow Travelers’ insureds to track, monitor and manage the equipment outfitted with Celevoke’s proprietary GPS devices on a daily basis. In the event of a theft, the ability to track equipment can lead to quick recovery.

About Travelers

The Travelers Companies, Inc. is a leading property casualty insurer selling primarily through independent agents and brokers. The company’s diverse business lines offer its global customers a wide range of coverage in both the personal and commercial settings, including automobile, homeowners, construction, small business, oil and gas, ocean marine, surety and management liability, global technology and public sector services. Travelers is a Fortune 100 company, with 2007 revenues of $26 billion and total assets of $115 billion. The company has approximately 33,000 employees.

About Celevoke

Celevoke is poised to become a market leader in the projected $38.3 billion (by 2011) global market for Telematics (according to ABI Research), which is the integrated use of telecommunications and informatics. More specifically, it is the science of sending, receiving and storing information wirelessly via telecommunication devices. Celevoke has integrated Telematics and Global Positioning Systems (GPS) with sensing technology. This proprietary suite of hardware and software products enables users to remotely monitor, track, control and protect a wide variety of asset classes. Examples include people, automobiles and trucks, shipping containers and covert vehicles used for law enforcement and intelligence gathering in a global marketplace. In 2005, Celevoke acquired the assets of San Francisco based Televoke, Inc., a telematics pioneer backed by Softbank Venture Capital, Cardinal Venture Capital, W.I. Harper Group and others, representing more than $15 million in funding. These assets provided the foundation for Celevoke’s development of patented technology utilized today by Celevoke’s many clients. Celevoke is a 51% owned subsidiary of Current Technology Corporation (OTCBB:CRTCF).  For more information, please visit www.celevoke.com

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition. When used in the news release the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors. Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees. You should not place undue reliance on such forward-looking statements.

Contact:

CORPORATE:

Current Technology Corporation

Robert Kramer, 1-800-661-4247

or

INVESTOR RELATIONS:

Polestar Communications

Richard Hannon, 1-866-858-4100

or

Piedmont IR, LLC

Keith Fetter or Darren Bankston

678-455-3696